File No. 70-__________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935


                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY


             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

        W. L. Westbrook                              John D. McLanahan, Esq.
   Financial Vice President                           Troutman Sanders LLP
     The Southern Company                          600 Peachtree Street, N.E.
  270 Peachtree Street, N.W.                               Suite 5200
    Atlanta, Georgia  30303                       Atlanta, Georgia  30308-2216


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                              INFORMATION REQUIRED


Item 1.    Description of Proposed Transactions

     1.1 The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), proposes, from time to time through February 17, 2007, to grant Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights and Restricted Stock, and to issue shares of its common stock, par value $5.00 per share ("Common Stock"), pursuant to the Southern Company Performance Stock Plan (the "Plan"), as described herein.

     The Board of Directors of Southern has adopted the Plan, subject to stockholder approval. The purpose of the Plan is to maximize the long-term success of Southern, to ensure a balanced emphasis on both current and long-term performance, to enhance Plan participants' identification with stockholders' interests, and to facilitate the attraction and retention of key individuals with outstanding ability.

     The Plan will be administered by the Compensation & Management Succession Committee of the Board of Directors of Southern (the "Committee"). The Committee consists of three or more directors of Southern who are not employees of Southern or its subsidiaries. The Committee will have exclusive authority to interpret the Plan.

     The Plan permits the Committee to grant not more frequently than once each calendar year, in its discretion, Incentive Stock Options and Nonqualified Stock Options (collectively, "Stock Options"), Stock Appreciation Rights, and/or Restricted Stock to directors of Southern or certain of its subsidiaries and those employees, as determined by the Committee, who have a significant impact on the long-term performance and success of Southern. The Committee has determined that the approximate number of Participants under the Plan initially will be 250, but may be changed at the Committee's discretion.

     Nonqualified Stock Options entitle the Participant to purchase up to the number of shares of Common Stock specified in the grant at a specified price (the "Option Price"). The Option Price will be set by the Committee at the time a grant is made. It cannot be less than the fair market value of the Common Stock on the date of the grant. Nonqualified Stock Options may not be exercised more than 10 years after the date granted.

     Stock Options designated by the Committee as Incentive Stock Options are intended to comply with Section 422 of the Internal Revenue Code. They will be granted only to employees and entitle the Participant to purchase the specified number of shares of Common Stock at the Option Price not more than 10 years from the date of the grant. The aggregate fair market value of Common Stock determined at the time of each grant for which any Participant may vest in Incentive Stock Options under the Plan for any calendar year shall not exceed $100,000.

     Stock Appreciation Rights are rights that, when exercised, entitle the Participant to the appreciation in value of the number of shares of Common Stock specified in the grant, from the date granted to the date exercised. The exercised Stock Appreciation Right may be paid in cash and/or Common Stock, as determined by the Committee. Stock Appreciation Rights may be granted in the sole discretion of the Committee in conjunction with an Incentive Stock Option or Nonqualified Stock Option. Stock Appreciation Rights may not be exercised more than 10 years after the date granted.

     Restricted Stock awards are grants of shares of Common Stock that are held by Southern for the benefit of the Participant without payment of consideration


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

by the Participant. There are restrictions or conditions on the Participant's right to transfer or sell such shares. The Committee will establish a "Restriction Period" of from one through 10 years for each Restricted Stock award made. The Participant will be entitled to dividends paid on the Restricted Stock and will have the right to vote such shares.

     Stock Options must be paid in full when exercised by the Participant. The Committee, in its discretion, may permit the Option Price to be paid in whole or in part through the transfer to Southern of shares of Common Stock previously acquired by the Participant.

     A total of 40,000,000 shares of Common Stock is available for grants by the Committee under the Plan. At this time, the Committee is expected initially to grant Nonqualified Stock Options only; however, the other types of awards provided for in the Plan may be granted in the future. Under the Plan, the maximum number of shares of Common Stock which may be the subject of any award to a Participant during any calendar year is 1,000,000 shares.

     The Board of Directors of Southern may terminate or amend the Plan at any time; provided, however, without stockholder approval, the Board of Directors may not increase the total number of shares of Common Stock available for grants under the Plan.

     The Plan will terminate February 17, 2007, unless terminated sooner by the Board of Directors.

     1.2 Southern further proposes to submit the Plan for consideration and action by its stockholders at the annual meeting of such stockholders to be held on May 28, 1997, and in connection therewith, to solicit proxies from its stockholders. The material to be used in connection with such solicitation in respect of the Plan will be substantially as set forth in Exhibits G-1, G-2 and G-3 hereto. In addition, in the event that Southern considers it desirable


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


to do so, it may employ professional proxy solicitors to assist in the solicitation of proxies and pay their expenses and compensation for such assistance which, it is estimated, will not exceed $30,000.

     Approval of the Plan requires the affirmative vote of the holders of a majority of the shares of Common Stock represented in person or by proxy at the annual meeting.

Item 2.    Fees, Commissions and Expenses
     The estimated fees and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions (including costs associated with the solicitation of proxies) are as follows:
            Printing..............................................$  75,000
            Postage and Mailing.....................................487,000
            Services of Southern Company
              Services, Inc. (includes
              transfer agent and tabulation
              expenses)..............................................95,000
            Legal Fees...............................................12,000
            Miscellaneous.........................................    8,000
            Total..................................................$677,000

Item 3.    Applicable Statutory Provisions
     Sections 6(a), 7 and 12(e) of the Act and Rules 23, 24, 62 and 65 are applicable to the proposed transactions.

Item 4.    Regulatory Approval
     No state commission and no federal commission (other than the Securities and Exchange Commission) has jurisdiction over the proposed transactions.

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

Item 5.    Procedure
     In order to give Southern sufficient time for the preparation and mailing of the proxy solicitation material to its stockholders prior to the annual meeting to be held on May 28, 1997, Southern hereby requests that the Commission issue an order as soon as practicable, pursuant to Rule 62(d) under the Act, permitting the solicitation of proxies proposed herein. Southern further hereby requests that the Commission issue its order with respect to the Plan on or before May 6, 1997.

     Southern hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.
     Southern hereby requests that it be permitted to file certificates of notification on a quarterly basis, within 45 days after the end of each calendar quarter.

Item 6.    Exhibits and Financial Statements
           (a)    Exhibits.

                  A-1    -     Draft of Southern Company Performance Stock Plan.

                  A-2    -     Composite Certificate of Incorporation of Southern reflecting all amendments to date.  (Designated in Registration No. 33-3546 as Exhibit 4(a), in Certificate of
                               Notification, File No. 70-7341, as Exhibit A and in Certificate of Notification,
                               File No. 70-8181, as Exhibit A.)

                  A-3    -     By-Laws of Southern as amended effective October 21, 1991, and presently in effect.  (Designated in Form U-1, File No. 70-8181, as Exhibit A-2.)

                  B      -     None.

                  C      -     None.


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                  D      -     None.

                  E      -     None.

                  F      -     Opinion of Troutman Sanders LLP.

                  G-1    -     Draft of notice of annual meeting of stockholders.

                  G-2    -     Draft of statement relating to the Plan to be
                               included in the proxy statement for the annual
                               meeting.

                  G-3    -     Draft of form of proxy for the annual meeting.

                  H      -     Form of Notice and Order permitting the solicitation of proxies.

     Exhibits heretofore filed with the Securities and Exchange Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

           (b)    Financial Statements.
           Financial statements are omitted since they are not deemed relevant or necessary for a proper disposition of the proposed transactions by the Commission.

Item 7.    Information as to Environmental Effects
           (a) In light of the nature of the proposed transactions as described in Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
           (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

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

                                  SIGNATURES
     Pursuant to the requirements of the Public Utility Holding Company Act of

1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:        March 31, 1997                       THE SOUTHERN COMPANY


                                                   By: /s/  Tommy Chisholm
                                                       Tommy Chisholm
                                                       Secretary



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